April 15, 2011

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Photronics, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed January 14, 2011
File No. 000-15451
SEC follow-up letter Dated April 8, 2011

Dear Mr. James:

     We are responding to your follow up comment received in your letter dated April 8, 2011.

     For your convenience, the response of the Company and related caption contained in bold-type in this letter correspond to your request in your letter dated April 8, 2011. The question is followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended October 31, 2010
Financial Statements

Note 14. Income Taxes, page 55

1.	Please reconcile the amounts provided in your response to prior comment 3 to your disclosures regarding the undistributed earnings of foreign subsidiaries in your 2009 and 2008 Form 10-K.

     For disclosure in the Company’s Form 10-K for 2010 and for all periods presented in the roll forward table provided in our response letter dated April 1, 2011, the Company reflected the undistributed earnings of its subsidiaries on an equity method basis. For purposes of disclosure in the Company’s Form 10-K for 2009 and 2008, the Company disclosed undistributed earnings of its subsidiaries on an unconsolidated (i.e. non-equity method) basis from the perspective of each of the Company’s subsidiaries. The Company modified its undistributed earnings disclosure in the Form 10-K for 2010 as the Company believes it is a better reflection of undistributed earnings. In addition, for disclosure in the Company’s Form 10-K for 2010 and for all periods presented in the roll forward table provided in our response letter dated April 1, 2011, the Company translated the undistributed earnings based on the U.S. dollar exchange rate at the balance sheet date. For purposes of disclosure in the Company’s Form 10-K for 2009 and 2008, the Company used historical exchange rates in effect at the time such earnings were recorded.

     The modification of the disclosure of undistributed earnings did not impact the Company’s accounting or recording of income taxes. In future filings, commencing with the October 30, 2011 Form 10-K, the Company proposes to add further disclosure to its tax footnote to describe how the amount of undistributed earnings is derived. By way of example, using the disclosure in footnote 14 from the Company’s 2010 Form 10-K, the following additional disclosure will be made (underlined):

     “As of October 31, 2010, the undistributed earnings of foreign subsidiaries included in consolidated retained earnings amounted to $52.1 million, of which $12.6 million of earnings is considered not to be permanently reinvested. The amount of undistributed earnings is calculated on an equity method basis from the perspective of each of the Company’s foreign subsidiaries and translated to US dollars using exchange rates in effect as of the balance sheet date……….”

Mr. Martin James
April 15, 2011

     The following table presents a reconciliation of the undistributed earnings of our foreign subsidiaries as disclosed in the 2009 and 2008 10-Ks to the amounts provided in the Company’s April 1, 2011 response letter.

RECONCILIATION OF 2009 AND 2008 UNDISTRIBUTED EARNINGS DISCLOSURE
PER THE 10-K TO THE ROLL FORWARD TABLE IN THE COMPANY'S RESPONSE LETTER
DATED APRIL 1, 2011

	Dollars in millions
	As of	As of
	Nov. 1, 2009	Nov. 2, 2008
Undistributed Earnings disclosure per the 10-K, as originally filed	$81.2	$74.1

Reconciling adjustments based on the equity method basis
and not reflected in the 10-K disclosure, as originally filed

Add - undistributed loss of a third tier subsidiary not exceeding
the second tier subsidiary's cumulative undistributed earnings	(33.2)	(30.5)

Subtract - undistributed earnings of a third tier subsidiary not exceeding
the second tier subsidiary's cumulative loss	(12.4)	(10.0)

Foreign currency U.S. dollar translation impact, excluding the two
reconciling amounts above	7.6	0.7

Undistributed Earnings per the roll forward table included
in the Company's response letter dated April 1, 2011	$43.2	$34.3

We acknowledge that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact me at (203) 740-5671.

Sincerely,
Photronics, Inc.

/s/ Sean T. Smith
Sean T. Smith
Senior Vice President and Chief Financial Officer

cc:	Kate Tillen	Richelle E. Burr
	Assistant Chief Accountant	Vice President, General Counsel & Secretary
	Division of Corporation Finance	Photronics, Inc.
Securities and Exchange Commission

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com